FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2003

QUEBECOR MEDIA INC.
(Name of Registrant)

300 Viger Avenue East, Montreal, Canada, H2X 3W4
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F |X|	Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes |_|	No |X|

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Press release QUEBECOR MEDIA INC. Filed in this Form 6-K Documents index

1.	Press release dated July 31, 2003 (Quebecor Media Inc.);

2.	Extract of the Consolidated Financial Statements of Quebecor Media Inc. and its Subsidiaries for the three-month period ended June 30, 2003;

3.	Supplementary Disclosure for Quebecor Media Inc.

July 31, 2003 For immediate release QUEBECOR MEDIA REPORTS $24.6 MILLION NET INCOME IN SECOND QUARTER OF 2003 Highlights

•	Net income of $24.6 million in Q2 2003, compared with $0.5 million in Q2 2002

•	Operating income up 8.1%

•	Operating income up 21.5% in Cable TV segment and 22.5% in Broadcasting segment.

•	$429.0 million term loan paid down in full

Montréal, Québec –  Quebecor Media Inc. recorded revenues of $586.6 million in the second quarter of 2003, compared with $566.5 million in the same quarter of 2002, an increase of $20.1 million (3.5%). Surging revenues from Internet services and digital television in the Cable Television segment, higher advertising revenues in the Newspapers segment, and a considerable increase in the Broadcasting segment’s broadcasting and publishing revenues account for the positive results. Operating income was $172.0 million, an increase of $12.9 million (8.1%) from $159.1 million in the same period of the previous year. Higher profits in the Cable Television and Broadcasting segments contributed strongly to Quebecor Media’s improved profitability and compensated for lower operating income in the Business Telecommunications segment. The operating loss in the Web Integration/Technology segment was eliminated and the Internet/Portals segment posted operating income of $0.7 million.

The Company generated net income of $24.6 million in the second quarter of 2003, compared with $0.5 million in the same quarter of 2002. The $24.1 million increase derived mainly from the growth in operating income combined with lower financial expenses, unusual charges and income taxes.

Financial expenses decreased by $4.9 million from $72.7 million in the second quarter of 2002 to $67.8 million in the same quarter of 2003, due primarily to lower debt levels and the favourable impact of the conversion of the unhedged portion of the long-term debt. In the second quarter of 2002, the Company recorded a $7.5 million write-down of temporary investments and other assets, compared with $0.4 million in the same period of 2003.

For the first six months of 2003, Quebecor Media’s revenues totalled $1.13 billion, compared with $1.11 billion for the same period of 2002. Operating income was $314.2 million, an increase of $25.8 million (8.9%) from the previous year. Net income amounted to $32.2 million, compared with a net loss of $21.6 million in the same period of 2002. The growth in revenues, operating income and net income in the first half of 2003 was due to the same reasons as those noted above in the discussion of the second quarter results, as well as the recording in 2002 of a write-down of goodwill in the amount of $8.9 million.

Cable Television

The Cable Television segment’s second quarter 2003 revenues amounted to $184.7 million, compared with $179.7 million in the same quarter of 2002, an increase of $5.0 million (2.8%). Revenue increases of 38.3% ($12.6 million) from Internet access services and nearly 50% ($6.6 million) from the illico digital television service more than compensated for lower revenues from other services, including analog cable television. The higher revenues from Internet services and illico were mainly due to customer growth combined with rate increases. At the end of the second quarter of 2003, there were 194,000 subscribers to illico, an increase of 42% from the same date of the previous year. The customer base for Internet services increased 33% to 352,000 as of June 30, 2003, compared with 265,000 last year. Monthly ARPU (average revenue per user) rose to $43.25 compared with $40.37 one year earlier, a significant 7.1% increase.

Operating income amounted to $73.9 million, compared with $60.8 million in the second quarter of 2002, an increase of $13.1 million or 21.5%. The rise in operating income resulted primarily from the growth in the customer base for the high-speed Internet access service and higher rates, as well as the renegotiation of the service agreement with Videotron Telecom, which had a positive impact on the profit margin. These factors outweighed the impact of the net loss of subscribers to the analog cable television service and the decrease in other revenues. Lower operating expenses as a result of improved productivity and the recording in 2002 of costs related to the labour dispute also contributed to the increase in operating income. Vidéotron’s average operating margin for all operations was 40.0%, up from 33.8% one year earlier.

During the first six months of 2003, Vidéotron generated revenues of $365.1 million, compared with $359.6 million in the same period of the previous year. Operating income was $144.7 million, an increase of $16.6 million (13.0%).

On May 12, 2003, Alentron, a subsidiary of Entourage Technology Solutions, and Vidéotron announced the signing of an agreement concerning the cancellation of the services contract signed in May 2002. Robert Dépatie was appointed President and Chief Executive Officer of Vidéotron at the end of June 2003. Mr. Dépatie was previously Senior Vice President, Sales, Marketing and Customer Service with Vidéotron.

Newspapers

In May 2003, Sun Media Corporation announced the sale of its interest in Florida Sun Publications to US-based Independent Publications. In the same month, Bowes Publishers Ltd., a wholly owned subsidiary of Sun Media, announced the sale of its British Columbia properties to Black Press Ltd. The businesses were sold for a cash consideration of $22.4 million and generated a gain on the sale of businesses of $3.0 million. The operations of these businesses are now accounted for as discontinued operations. The following discussion considers only the operating results of continued operations.

Sun Media Corporation reported revenues of $225.2 million in the second quarter of 2003, an increase of $6.1 million (2.8%) from the same period of 2002. Operating income increased from $63.2 million to $64.0 million. A 4.5% rise in advertising revenues was partially offset by lower circulation revenues. The operating margin was virtually unchanged at 28.4% in the second quarter of 2003, compared with 28.8% last year.

During the first half of 2003, revenues amounted to $421.2 million, compared with $413.4 million during the same period of 2002, an increase of $7.8 million (1.9%). Operating income was $108.7 million, compared with $107.1 million in the first six months of 2002.

Broadcasting

TVA Group’s second quarter revenues rose from $80.7 million in 2002 to $92.4 million in 2003. The increase of $11.7 million or 14.5% was due primarily to higher broadcasting revenues resulting from increased viewing hours, and higher advertising rates. The inclusion of Publicor’s results and higher newsstand revenues for the magazines that covered the Star Académie phenomenon were also factors, as were the inclusion of all the revenues (versus 50% previously) of Home Shopping Service Canada, which operates the La Boutique TVA teleshopping service, and the strong performance of the English-language specialty channels. These factors combined outweighed the decrease in distribution revenues resulting from TVA’s repositioning in this area. Operating income surged $4.9 million (22.5%) to $26.7 million due to the increase in revenues, particularly from broadcasting and publishing.

For the first six months of 2003, the segment’s revenues were $176.7 million, an 11.8% increase. Operating income was up 17.4% to $41.2 million.

Shortly after the end of the quarter, the Canadian Radio-television and Telecommunications Commission (CRTC) denied approval of the September 2002 transaction whereby a consortium formed by TVA Group and Radio Nord Communications acquired CFOM-FM and the seven AM Radiomédia stations.

Leisure and Entertainment

The Leisure and Entertainment segment reported revenues of $53.8 million in the second quarter of 2003, compared with $54.5 million in the same quarter of 2002. The 21.8% increase in Archambault Group’s revenues almost entirely offset the transfer of Publicor to TVA Publishing and lower business volume in the Books segment. The increase in Archambault Group’s distribution revenues resulted mainly from the retail success of the Star Académie CD.

The segment’s operating income amounted to $5.6 million, compared with $5.3 million in the same period of 2002. The increase stemmed from the improvement in Archambault Group’s performance in comparison with 2002, particularly in the distribution sub-segment, which more than offset the decrease in operating income caused by the transfer of Publicor to TVA Group.

For the first six months of 2003, the Leisure and Entertainment segment’s revenues totalled $105.4 million, compared with $111.9 million in the same period of 2002. Operating income amounted to $11.1 million, virtually unchanged from $11.0 million in 2002.

Business Telecommunications

Videotron Telecom Ltd. (VTL) recorded second quarter 2003 revenues of $20.1 million, compared with $23.9 million in the same period of the previous year. The positive impact of the acquisition of the assets of Stream Intelligent Networks in Ontario did not entirely compensate for the sharp decrease in Internet and telephony revenues as a result of the renegotiation of the service agreement with Vidéotron ltée and other factors. Operating income declined considerably to $3.4 million, compared with $8.8 million in the second quarter of 2002. The substantial decrease was caused by the lower revenues and reduced gross margins on account of the difficult market environment, as well as reduced capitalization and higher payroll in comparison with the second quarter of 2002.

For the first six months of 2003, VTL’s revenues declined 9.1% to $41.9 million and its operating income decreased to $9.2 million, compared with $16.3 million in the same period of 2002.

Eugène Marquis, President and Chief Executive Officer of VTL, resigned in July 2003. Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor Media, is serving as interim President of VTL.

Web Integration/Technology

The Web Integration/Technology segment recorded revenues of $17.3 million in the second quarter of 2003, compared with $19.2 million in the same quarter of 2002. The lower revenues reflect soft demand in the IT and Internet advertising markets, and lower revenues at subsidiary Mindready Solutions. The segment broke even, in terms of operating income, in the second quarter of 2003, whereas it reported an operating loss of $0.9 million in the same quarter of 2002. The improvement mainly reflects better results at Mindready. Nurun’s e-Business Services segment was operating income positive for the fifth consecutive quarter, reporting $0.2 million in operating income.

For the first six months of 2003, revenues totalled $34.4 million, compared with $38.6 million in 2002. The operating loss was only $77,000, compared with an $8.5 million loss in the same period of 2002. The reduction in Mindready’s expenses partly accounts for the subsidiary’s improved profitability in 2003. Mindready’s 2002 results were also affected by a write-down of current assets and a charge for unoccupied office space.

Internet/Portals

The Internet/Portals segment’s revenues held steady at $6.8 million in the second quarter of 2003. Higher revenues from the general-interest and special-interest portals in Canada offset lower sales at Progisia and the impact of the closing of Canoe’s European portals. Operating income was $0.7 million, compared with an operating loss of $0.9 million in the same period of 2002. The strong performance was due to successful restructuring measures and the improved profitability of the special-interest portals, particularly Jobboom.com. Netgraphe posted a net profit for the first time in its history, reporting net income for both the second quarter and the first half of the 2003 financial year.

For the first half of 2003, Netgraphe generated revenues of $13.8 million, compared with $14.1 million in the same period of 2002. Operating income amounted to $1.1 million, compared with an operating loss of $2.7 million in 2002.

Financial position

Quebecor Media’s consolidated long-term debt (excluding redeemable preferred shares) and consolidated bank debt were reduced by $720.7 million in the first two quarters of 2003. The reduction reflects the repayment of a $429.0 million term loan that came due in April 2003 and the positive impact of exchange rate fluctuations on the value of debt denominated in foreign currency.

At June 30, 2003, the Company and its wholly owned subsidiaries had cash and cash equivalents totalling $188.6 million, consisting mainly of short-term investments. The Company and its wholly owned subsidiaries also had unused lines of credit of $241.0 million available, for total available liquid assets of $429.6 million. At the same date, the consolidated debt, including the short-term portion of the long-term debt, totalled $2.78 billion. This figure includes Sun Media Corporation’s $569.5 million debt, Vidéotron’s $893.0 million debt and TVA Group’s $31.2 million debt, as well as Quebecor Media Senior Notes in an aggregate amount of $1.21 billion and Quebecor Media’s $75.0 million revolving credit facility.

Operating income

The Company defines operating income (or loss) as earnings (or loss) before amortization, financial expenses, reserves for restructuring of operations and special charges, write-down of goodwill, gains (losses) on sales of businesses, income taxes, non-controlling interest and results of discontinued operations. Special charges include write-downs of temporary investments and other assets, as well as non-monetary compensation charges.

Operating income (or loss) as defined above is not a measure of results that is consistent with generally accepted accounting principles. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It is not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles. Operating income (or loss) is used by the Company because management believes it is a meaningful measure of performance. Operating income (or loss) is commonly used by the investment community to analyze and compare the performance of companies in the industries in which the Company is engaged. It facilitates year-over-year comparison of results since operating income (or loss) excludes, among other things, unusual items that are not readily comparable from year to year. The Company’s definition of operating income (or loss) may not be identical to similarly titled measures reported by other companies.

Forward-looking statements

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results in future periods to differ materially from the forecasted results. Those risks include changes in customer demand for the Company’s products, changes in raw material and equipment costs and availability, seasonal fluctuations in customer orders, pricing actions by competitors and general changes in the economic environment.

The Company

Quebecor Media Inc., a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), operates in Canada, the United States, France, Italy and the UK. It is engaged in newspaper publishing (Sun Media Corporation), cable television (Vidéotron ltée), broadcasting (TVA Group Inc.), Web technology and integration (Nurun Inc. and Mindready Solutions Inc.), Internet portals (Netgraphe Inc.), magazines (TVA Publishing Inc.), books (half a dozen associated publishing houses), distribution and retailing of cultural products (Archambault Group Inc. and Le SuperClub Vidéotron ltée) and business telecommunications (Videotron Telecom Ltd.).

Information:

Jacques Mallette	Luc Lavoie
Executive Vice President	Executive Vice President, Corporate Affairs
and Chief Financial Officer	(514) 380-1974
(514) 380-1948	(514) 236-8742 (cell phone)
lavoie.luc@quebecor.com

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME (In millions of Canadian dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

REVENUES

Cable Television	$184.7	$179.7	$365.1	$359.6
Newspapers	225.2	219.1	421.2	413.4
Broadcasting	92.4	80.7	176.7	158.0
Leisure and Entertainment	53.8	54.5	105.4	111.9
Business Telecommunications	20.1	23.9	41.9	46.1
Web Integration/Technology	17.3	19.2	34.4	38.6
Internet/Portals	6.8	6.7	13.8	14.1
Head Office	—	0.9	0.1	1.8
Intersegment	(13.7)	(18.2)	(27.1)	(34.6)

	586.6	566.5	1,131.5	1,108.9
COSTS OF SALES AND SELLING AND ADMINISTRATIVE EXPENSES	(414.6)	(407.4)	(817.3)	(820.5)

OPERATING INCOME BEFORE UNDER-NOTED ITEMS	172.0	159.1	314.2	288.4
Amortization	(61.0)	(58.6)	(121.9)	(118.6)
Financial expenses	(67.8)	(72.7)	(136.9)	(153.0)
Reserve for restructuring of operations and other special charges	(0.3)	(0.8)	(0.4)	(3.9)
Write-down of temporary investments and other assets	(0.4)	(7.5)	(0.8)	(12.9)
Non-monetary compensation charges	—	(1.3)	—	(2.5)
Write-down of goodwill	—	—	—	(8.9)
Gains on sale of businesses	—	0.3	—	1.0

INCOME (LOSS) BEFORE INCOME TAXES	42.5	18.5	54.2	(10.4)
Income taxes:
Current	4.5	7.3	7.0	3.0
Future	5.7	6.4	1.9	12.3

	10.2	13.7	8.9	15.3

	32.3	4.8	45.3	(25.7)
Non-controlling interest	(10.9)	(4.9)	(16.4)	3.2

INCOME (LOSS) FROM CONTINUING OPERATIONS	21.4	(0.1)	28.9	(22.5)
Income from discontinued operations	3.2	0.6	3.3	0.9

NET INCOME (LOSS)	$24.6	$0.5	$32.2	$(21.6)

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (continued) (In millions of Canadian dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

SEGMENTED INFORMATION

Operating income before amortization, financial expenses, reserve for restructuring of operations, write-down of temporary investments and other assets, non-monetary compensation charges, write-down of goodwill and gains on sale of businesses
Cable Television	$73.9	$60.8	$144.7	$128.1
Newspapers	64.0	63.2	108.7	107.1
Broadcasting	26.7	21.8	41.2	35.1
Leisure and Entertainment	5.6	5.3	11.1	11.0
Business Telecommunications	3.4	8.8	9.2	16.3
Web Integration/Technology	—	(0.9)	(0.1)	(8.5)
Internet/Portals	0.7	(0.9)	1.1	(2.7)
General corporate (expenses) income	(2.3)	1.0	(1.7)	2.0

	$172.0	$159.1	$314.2	$288.4

Amortization
Cable Television	$38.7	$35.2	$76.4	$71.0
Newspapers	6.4	6.2	13.0	12.4
Broadcasting	3.1	2.8	6.2	5.7
Leisure and Entertainment	2.4	2.7	5.0	5.7
Business Telecommunications	8.9	9.0	18.0	17.8
Web Integration/Technology	0.8	1.1	1.8	2.3
Internet/Portals	0.3	1.1	0.7	2.4
Head Office	0.4	0.5	0.8	1.3

	$61.0	$58.6	$121.9	$118.6

CONSOLIDATED STATEMENT OF DEFICIT
(In millions of Canadian dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Deficit at beginning of period
As previously reported	$2,772.4	$2,588.1	$2,780.0	$411.5
Restatement due to a change in accounting policy regarding foreign currency translation	—	—	—	10.2

As restated	2,772.4	2,588.1	2,780.0	421.7
Reduction due to a change in accounting policy regarding goodwill	—	—	—	2,144.3

	2,772.4	2,588.1	2,780.0	2,566.0
Net (income) loss	(24.6)	(0.5)	(32.2)	21.6

Deficit at end of period	$2,747.8	$2,587.6	$2,747.8	$2,587.6

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions of Canadian dollars) (Unaudited)

	Three months ended June 30		Six months ended June 30

	2003	2002	2003	2002

Cash flow related to operations:
Net income (loss) from continuing operations	$21.4	$(0.1)	$28.9	$(22.5)
Adjustments for:
Amortization of property, plant and equipment	54.4	53.1	109.2	107.4
Write-down of goodwill and amortization of deferred charges	6.6	5.5	12.7	20.1
Amortization of deferred financing costs and long-term debt discount	16.8	14.0	31.2	26.7
Non-monetary compensation charges	—	1.3	—	2.5
Write-down of temporary investments	—	7.5	0.4	12.9
Interest on redeemable preferred shares	6.5	5.4	16.3	10.6
Gains on foreign currency translation on long-term debt	(9.3)	(8.0)	(18.0)	(7.4)
Losses (gains) on sale of businesses and other assets	1.8	—	2.1	(0.7)
Future income taxes	5.7	6.4	1.9	12.3
Non-controlling interest	10.9	4.9	16.4	(3.2)
Other	1.9	2.0	3.0	1.7

	116.7	92.0	204.1	160.4
Net change in non-cash balances related to operations (net of the effect of business acquisitions and disposals)	23.1	42.4	(101.4)	(20.5)

Cash flow provided by operations	139.8	134.4	102.7	139.9

Cash flows related to financing activities:
Net increase (decrease) in bank indebtedness	10.8	(1.8)	4.7	(3.4)
Issuance of long-term debt	95.0	6.9	796.8	7.0
Repayment of long-term debt	(276.3)	(28.9)	(1,193.4)	(69.1)
Increase in deferred financing costs	—	—	(11.1)	—
Payment under cross-currency swap arrangements	(88.5)	—	(88.5)	—
Proceeds from issuance of capital stock	215.8	21.1	431.9	21.1
Dividends paid to non-controlling shareholders	(1.3)	(1.3)	(2.6)	(2.7)
(Increase) decrease in advance receivable from parent company	(0.4)	(0.6)	(4.3)	3.1

Cash flow used for financing activities	(44.9)	(4.6)	(66.5)	(44.0)

Cash flows related to investing activities:
Businesses acquisitions, net of cash and cash equivalents acquired	(8.7)	—	(17.7)	(0.3)
Proceeds from disposal of businesses, net of cash and cash equivalents disposed	—	0.9	—	2.0
Additions to property, plant and equipment	(31.2)	(33.6)	(57.9)	(71.9)
Additions to others assets	(6.9)	(7.3)	(14.8)	(21.3)
Decrease (increase) of temporary investments	0.3	—	87.4	(0.3)
Proceeds from disposal of assets	1.8	15.4	4.1	24.7
Other	(0.1)	1.0	0.2	—

Cash flows (used for) provided by investing activities	(44.8)	(23.6)	1.3	(67.1)

Net increase in cash and cash equivalents	50.1	106.2	37.5	28.8
Effect of discontinued operations on cash and cash equivalents	22.5	0.7	22.7	1.0
Effect of exchange rate changes on cash and cash equivalents denominated in foreigh currencies	(0.8)	(1.2)	(1.7)	(2.2)
Cash and cash equivalents at beginning of period	175.0	129.7	188.3	207.8

Cash and cash equivalents at end of period	$246.8	$235.4	$246.8	$235.4

SEGMENTED INFORMATION
Additions to property, plant and equipment:
Cable Television	$20.1	$27.2	$37.0	$51.1
Newspapers	3.0	1.4	4.4	2.1
Broadcasting	1.4	2.2	3.4	4.2
Leisure and Entertainment	1.8	1.5	3.3	3.0
Business Telecommunications	4.7	1.2	9.4	10.9
Web Integration/Technology	0.2	0.1	0.4	0.6

	$31.2	$33.6	$57.9	$71.9

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (In millions of Canadian dollars)

	June 30	December 31

	2003	2002

	(unaudited)	(audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$246.8	$188.3
Temporary investments (market value of $87.9 million in 2002)	—	87.8
Accounts receivable	300.8	329.8
Income taxes receivable	23.9	28.8
Inventories and investments in televisual products and movies	144.6	156.9
Prepaid expenses	26.0	18.6
Future income taxes	31.9	31.9

	774.0	842.1

PORTFOLIO INVESTMENTS (market value of $14.7 million ($15.9 million in 2002))	14.7	15.9
ADVANCES RECEIVABLE FROM PARENT COMPANY	30.4	26.1
PROPERTY, PLANT AND EQUIPMENT	1,616.9	1,680.3
GOODWILL	3,877.3	3,883.4
FUTURE INCOME TAXES	97.9	97.9
OTHER ASSETS	184.1	239.0

	$6,595.3	$6,784.7

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Bank indebtedness	$17.8	$13.1
Accounts payable and accrued charges	569.7	699.2
Income and other taxes	9.3	9.3
Advances payable to parent company and companies
under common control	11.1	22.6
Future income taxes	0.9	0.9
Current portion of long-term debt	99.4	575.6

	708.2	1,320.7

LONG-TERM DEBT	2,681.8	2,931.0
REDEEMABLE PREFERRED SHARES	267.5	254.2
OTHER LIABILITIES	238.3	51.4
FUTURE INCOME TAXES	269.4	258.5
NON-CONTROLLING INTEREST	193.5	195.3

SHAREHOLDERS’ EQUITY
Capital stock	1,773.7	1,341.8
Contributed surplus	3,214.6	3,214.6
Deficit	(2,747.8)	(2,780.0)
Translation adjustment	(3.9)	(2.8)

	2,236.6	1,773.6

	$6,595.3	$6,784.7

4

Supplementary Disclosure

Quarter / 6-Month Period
Ended June 30, 2003

Safe Harbor Act

Statements within this presentation which are not historical facts are « forward looking » statements and « safe harbor statements » under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including but not limited to financial projections, state and federal regulations, construction activities and other risks described in the Company’s public filings with the Securities Exchange Commission.

For additional information, please contact
Mark D’Souza, Vice President and Treasurer, at (514) 380-1912 or
Jean-François Pruneau, Manager, Corporate Finance, at (514) 380-4144

Supplementary Disclosure Quarter / 6-Month Period Ended June 30, 2003 Debt Schedule

June 30, 2003 (in millions)
Quebecor Media
Revolving Credit Facility due 2004 - General (Availability : $46)	$—
Revolving Credit Facility due 2004 - Swaps (Availability : $98)	75.0
Senior Notes/Senior Discount Notes due 2011	1,212.2

1,287.2

Vidéotron
Revolving Credit Facility due 2005 (Availability : $150)	30.0
Term Loan A due 2008	486.6
Term Loan B due 2009	271.3
9 1/8% CF Cable Notes due 2007	105.1

893.0

Sun Media
Revolving Credit Facility due 2008 (Availability : $75)	—
Term Loan due 2009	298.1
7 5/8% Senior Notes due 2013	271.4

569.5

TVA	31.2

Other Debt	18.1

Total Quebecor Media	$2,799.0

Redeemable Preferred Shares	267.5
Cross-Currency Interest Rate Swap Agreements(1)	188.4

Cash-on-hand
Quebecor Media
Videotron	$—
Sun Media	58.3
Quebecor Media Parent	130.4
Other	58.1

$246.8

(1)	Classified under “Other liabilities” in Quebecor Media’s financial statements

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Supplementary Disclosure Quarter / 6-Month Period Ended June 30, 2003

VIDÉOTRON	2002			2003
	Jun-30	Sept-30	Dec-31	Mar-31	Jun-30
Homes Passed (‘000)(1)	2,316	2,316	2,329	2,332	2,337
Basic Subscribers (‘000)	1,464	1,456	1,440	1,433	1,412
Basic Penetration	63.2%	62.8%	61.8%	61.4%	60.4%
Extended Tier Subscribers (‘000)	1,197	1,184	1,172	1,164	1,146
Extended Tier Penetration	81.8%	81.3%	81.4%	81.2%	81.2%
Digital Set-Top Boxes (‘000)	146	166	182	195	208
Digital Penetration	9.9%	11.4%	12.6%	13.6%	14.7%
HSD Subscribers (‘000)	265	281	306	334	352
HSD Penetration	18.1%	19.3%	21.3%	23.3%	24.9%

(1)	Ajustment done during the first quarter of 2002

	2nd Quarter			YTD
	2002	2003	VAR	2002	2003	VAR
(in millions)
Revenues	$179.6	$184.7	2.8%	$359.6	$365.1	1.5%
Cable	$146.4	$139.3	-4.9%	$295.4	$279.0	-5.5%
Internet	$33.2	$45.5	36.8%	$64.2	$86.1	34.1%
EBITDA	$61.0	$73.9	21.2%	$128.1	$144.7	12.9%
EBITDA Margin (%)	33.9%	40.0%		35.6%	39.6%

CAPEX (NCTA Standard Reporting Categories)
Customer Premise Equipment	$17.5	$7.5		$27.6	$11.9
Scalable Infrastructure	1.5	2.4		2.8	6.9
Line Extensions	1.7	3.6		3.8	5.4
Upgrade / Rebuild	1.9	3.5		5.4	5.1
Support Capital	1.5	0.9		2.7	3.3

Total – NCTA Classification	$24.0	$17.9	-25.6%	$42.2	$32.6	-22.7%
Deferred Charges	5.9	5.4		14.6	13.1

Total Capital Expenditures	$29.9	$23.3	-22.0%	$56.8	$45.8	-19.5%

2-Way Capability		97.0%			97.0%
Cable ARPU(1)	$32.98	$32.61		$32.97	$32.53
TOTAL ARPU(1)	$40.37	$43.25		$40.05	$42.56

(1)	Net of programming credits in relation with marketing programs, and strike related service disruption credits (2002)

/3

Supplementary Disclosure Quarter / 6-Month Period ended June 30, 2003

SUN MEDIA	2nd Quarter			YTD
	2002	2003	VAR	2002	2003	VAR

Lineage (‘000)
Urban Dailies	45,821	46,172	0.8%	86,791	87,250	0.5%

(in millions)
Revenues	$219.1	$225.2	2.8%	$413.4	$421.2	1.9%
Advertising	$151.5	$158.2	4.5%	$281.5	$292.2	3.8%

Urban Dailies(1)	$161.4	$165.2	2.3%	$307.6	$311.8	1.4%
Community Newspapers(1)	$57.7	$60.0	4.1%	$105.8	$109.4	3.4%

EBITDA	$63.2	$64.1	1.4%	$107.1	$108.7	1.5%
EBITDA Margin	28.8%	28.4%		25.9%	25.8%

Change in Newsprint Expense			4.4%			0.5%

(1)	Excluding transactions between Urban Dailies and Community Newspapers

*	Revenues and EBITDA from continuing operations only

/4

Supplementary Disclosure Quarte / 6-Month Period Ended June 30, 2003 Shares Held in Publicly Traded Subsidiaries

	Number of Shares Owned		% Equity		% Voting
TVA	12,226,617		37.1%		99.9%

Netgraphe	158,631,366	(1)	75.4	%(2)	97.7%

Nurun(3)	19,076,605		57.3%		57.3%

Mindready(4)	8,000,000		66.7%		81.0%

(1)	Excluding 24,955,978 shares which are indirectly held by TVA

(2)	% Equity and % Voting include Quebecor Media’s interest in the 24,955,978 shares which are indirectly held by TVA

(3)	Excluding 500,000 shares held by Quebecor World

(4)	Owned by Nurun

/5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

(Signed) Claudine Tremblay
—————————————
By:  Claudine Tremblay
        Assistant Secretary

Date: July 31, 2003